UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

GAMMACAN INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

36467N109
(CUSIP Number)

Yair Aloni

12A Shbazi Street, Neve Tzedek, Tel Aviv Israel
+972-54-4234075

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2008
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36467N109	13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS: ARP BioMed Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 000000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,389,902
	8	SHARED VOTING POWER: 3,389,902
	9	SOLE DISPOSITIVE POWER: 3,389,902
	10	SHARED DISPOSITIVE POWER: 3,389,902
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 3,389,902
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.01%*
14	TYPE OF REPORTING PERSON: CO

* Based on 44,958,917 shares of Common Stock of the Issuer outstanding (prior to the date of issuance of the new shares) as of June 30, 2008 as reported in the Issuer’s Quarterly Report on Form 10-QSB for the Quarterly Period Ended June 30, 2008.

CUSIP No. 36467N109	13D	Page 3 of 6

1	NAMES OF REPORTING PERSONS: Mr. Poju Zabludowicz I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 000000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 3,389,902
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 3,389,902
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 3,389,902
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.01%
14	TYPE OF REPORTING PERSON: IN

Item 1.	Security and Issuer.

        This statement (this “Statement”) relates to the issuance of 3,389,902 shares of common stock, par value $0.001 per share (“Common Stock”) of GAMMACAN INTERNATIONAL, INC., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 39 Jerusalem Street Kiryat Ono, 55423, Israel.

Item 2.	Identity and Background.

The Reporting Persons are, ARP BioMed Ltd. ("ARP"), and Mr. Poju Zabludowicz. ARP is controlled by Mr. Poju Zabludowicz through his control of ZT Investment Ltd.

(1)     (a), (b) ARP is a company established in accordance with the laws of Israel, and is located at 12A Sgbazi Street, Neve Tzedek, Tel Aviv, Israel.

    (c)        Occupation and Employment: Not applicable.

    (f)        Citizenship: Not applicable.

The executive officer and director of ARP, his principal occupation, address and citizenship are set forth below:

Name	Occupation	Address	Citizenship

Yair Aloni	Businessman;	c/o ARP 12A Shbazi	Israeli
	Director of companies	Street, Neve Tzedek,
Tel Aviv Israel

The following persons may by reason of their interests in and relationships among them with respect to ARP, be deemed to control ARP:

(2)     (a), (b), (c), (f) Mr. Mr. Poju Zabludowicz – holds his shares of ARP through his control of ZT Investment Ltd., a company established according to the laws of Denmark.

    (d)        Criminal Proceedings: During the previous five (5) years, none of the Reporting Persons, or to the knowledge of the Reporting Persons, any director or executive officer of ARP, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e)        Civil Proceedings: During the previous five (5) years, neither the Reporting Persons, or to the knowledge of the Reporting Persons, any director or executive officer of ARP, have been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Persons or any of the individuals identified in this Item 2 was or is subject to a judgment, decree or final order enjoining future violations, of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

        On August 13, 2008, ARP conducted a closing of a Share Purchase Agreement, dated November 26, 2007, and amended on August 11, 2008, pursuant to which it was issued 3,389,902 Common Stock of the Issuer in consideration for the transfer by ARP of all of its holdings in GammaCan Ltd., which constituted 12.5% of such company, a subsidiary of the Issuer.

Item 4.	Purpose of Transaction.

        The Reporting Persons have acquired beneficial ownership of the shares of Common Stock as described in this Schedule 13D for investment purposes.

        The Reporting Persons have no present plans or proposals which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

    (a)        (b) ARP is the beneficial owner of 3,389,902 Common Stock of the Issuer, constituting 7.01% of the outstanding Common Stock of the Issuer. Mr. Poju Zabludowicz, by virtue of his relationship and interests in ARP, may be deemed to control ARP and consequently shares the beneficial ownership of 3,389,902 Common Stock of the Issuer. ARP holds the sole right to vote 3,389,902 of such Common Stock, which right is directed by Mr. Poju Zabludowicz.

    (c)        No transactions in the Common Stock were effected by the Reporting Persons in the past 60 days.

    (d)        Not Applicable.

    (e)        Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        ARP entered into a Share Purchase Agreement, Lock Up Agreement and Registration Rights Agreement, as amended with the Issuer in respect of the 3,389,902 Common Stock purchased. A copy of these Agreements and the amendment thereto were filed by the Issuer on December 19, 2007, on Form 8K, and on August 14, 2008, on Form 10QSB.

Item 7.	Materials to be Filed as Exhibits.

The following exhibits are hereby incorporated by reference:

Joint Filing Agreement, dated August 31, 2008, between Mr. Poju Zabludowicz and ARP, authorizing ARP to file this Schedule 13D and any amendments hereto on behalf of Mr. Poju Zabludowicz.

Share Purchase Agreement, Lock Up Agreement and Registration Rights Agreement, between ARP BioMed Ltd. and Gammacan International Inc., dated November 26, 2007 – incorporated by reference, as filed on Form 8K by Gammacan International, Inc., on December 19, 2007 (File Number 000-32835, 071316276).

Amendment Agreement, between ARP BioMed Ltd. and Gammacan International Inc., dated June 2008 – incorporated by reference, as filed on Form 10QSB by Gammacan International Inc., on August 14, 2008 (File Number 000-32835, 081018576).

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 31, 2008 /s/ —————————————— Mr. Poju Zabludowicz

/s/ —————————————— ARP BioMed Ltd.

Authorized signatories of ARP BioMed, for itself and on behalf of Mr. Poju Zabludowicz, pursuant to the consent incorporated by reference as Exhibit 1 to this Schedule 13D.

ARP BioMed Ltd.
12A Shbazi Street
Neve Tzedek
Tel Aviv, Israel

August 31, 2008

Gentlemen,

Pursuant to rule 13d-k(l)(iii) promulgated under the Securties Exchange Act 1934, as amended, the undersigned hereby agrees that ARP BioMed Ltd. (“ARP”) may file as necessary on behalf of the undersigned with the Securities and Exchange Commission on a Schedule 13D or any amendments thereto in respect of shares of GammaCan International Inc., purchased, owned or sold from time to time by the undersigned.

ARP is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or any amendments thereto.

Sincerely, /s/ —————————————— Mr. Poju Zabludowicz

Agreed: /s/ —————————————— ARP BioMed Ltd.